SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 16, 2005

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated November 16, 2005, announcing Groupe Danone’s sale of DS Waters to Kelso investment fund.

Groupe DANONE sells DS Waters to Kelso investment fund

Under an agreement signed November 15, 2005, Groupe DANONE has finalized the sale of DS Waters to investment fund Kelso.

DS Waters was set up in November 2003 by combining the Home and Office Delivery (HOD) business of Groupe DANONE in the US with all operations of Suntory Water Group. The company’s revenues come to nearly USD 800 million.

After a strategic review of development prospects on the local HOD market, Groupe DANONE has decided to pull out of this segment in the US. This decision does not affect its development strategy for HOD water business in other parts of the world, notably in emerging countries including China, Indonesia and Mexico, where it is market leader.

The agreement with Kelso covers 100% of DS Waters equity and includes the purchase by Groupe DANONE of the interest held by Suntory Limited in DS Waters, in keeping with the terms of the sales option agreed earlier.

For DANONE, final conditions set for the sale of DS Waters will mean booking an additional one-time charge of around EUR 100 million net of tax for the second half of 2005.

Groupe DANONE’s full-year earnings on extraordinary operations will be very largely positive, taking into account capital gains on asset sales already announced.

November 16, 2005

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated in the forward-looking statements. For a detailed description of the important factors that could cause actual results to differ materially from the expectations of the Company or its management, please see the sections “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For further requests:

Corporate Communication : 33 1 44 35 20 75 – Investor Relations : 33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris – Fax 33 1 44 35 26 95

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: November 16, 2005	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer